RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2008. To the extent the information in this section differs from the information contained in such annual report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

SUMMARY

	2004	2005	2006(1)	2007(1)	2008(1)

THE ECONOMY
GDP (in millions of US$ at nominal prices (2)	US$ 13,712	US$ 17,403	US$ 20,074	US$ 24,313	US$ 32,208
Real GDP (in thousands of constant 2005 pesos) (2)	Ps. 395,513	Ps. 425,018	Ps. 444,774	Ps. 478,495	Ps. 521,073
% change from prior year	5.0%	7.5%	4.6%	7.6%	8.9%
Consumer price index or CPI (annual rate of change)	7.6%	4.9%	6.4%	8.5%	9.2%
Wholesale price index or WPI (annual rate of change)	5.1%	(2.2)%	8.2%	16.1%	6.4%
Unemployment rate (urban annual average) (3)	13.1%	12.2%	11.4%	9.6%	7.9%
Balance of payments(4)
Trade balance (merchandise)	152.8	20.8	(498.7)	(547.7)	(1,554.3)
Current account	3.1	42.3	(391.9)	(212.4)	(1,225.0)
Capital and financial account net	72.1	752.1	528.0	1,505.2	3,283.5
Errors and omissions(5)	379.1	(174.1)	(151.5)	(287.3)	173.8
Overall balance of payments excluding impact of gold valuation adjustment	454.3	620.3	(15.4)	1,005.4	2,232.4
Change in Banco Central international reserve assets (period end)	(454.3)	(620.3)	15.4	(1,005.4)	(2,232.4)
Banco Central international reserve assets (period end)(6)	2,512(7)	3,078(8)	3,091(9)	4,121(10)	6,360(11)
PUBLIC FINANCE
Central Government revenue	2,666	3,365	3,959	4,588	5,842
Central Government expenditure	3,018	3,676	4,186	5,031	6,283
Central Government surplus (deficit)	(351)	(311)	(227)	(443)	(441)
Overall public sector surplus (deficit)(12)	(254)	(142)	(194)	(134)	(610)
PUBLIC DEBT
Consolidated public sector debt
Debt with non-residents	10,206	10,177	9,311	11,065	10,736
Debt with residents	3,116	3,773	4,405	5,254	5,807
Total	13,322	13,949	13,717	16,319	16,543
As a % of GDP	97.15%	80.16%	68.50%	67.29%	51.37%
Consolidated public sector debt service
Amortizations	821	1,114	4,211(13)	361	789
Interest payments	491	584	655	670	595
Total	1,312	1,698	4,866	1,031	1,385
As a % of exports of goods and services	30.5%	33.4%	83.9%	15.1%	14.8%

(1)	Preliminary data.
(2)	Figures are not adjusted by purchasing power.
(3)	Unemployment population as percentage of the labor force.
(4)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).
(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital accounts becomes available.
(6)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31, 2004, 2005, 2006, 2007 and 2008.
(7)	This amount includes US$1,625 million of reserves and voluntary deposits of the Uruguayan banking system, including US$725 million of Banco de la República, with Banco Central.
(8)	This amount includes US$1,650 million of reserves and voluntary deposits of the Uruguayan banking system, including US$753 million of Banco de la República, with Banco Central.
(9)	This amount includes US$1,750 million of reserves and voluntary deposits of the Uruguayan banking system, including US$792 million of Banco de la República, with Banco Central.
(10)	This amount includes US$1,753 million of reserves and voluntary deposits of the Uruguayan banking system, including US$868 million of Banco de la República, with Banco Central.
(11)	This amount includes US$3,156 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,416 million of Banco de la República, with Banco Central.
(12)	Local governments not included.
(13)	Includes US$2,970 million prepaid by Uruguay to the IMF, the World Bank and the IADB between August and November 2006.

Source: Banco Central.

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REPUBLICA ORIENTAL DEL URUGUAY

Constitution, Government and Political Parties

On June 28, 2009, open primaries were held to elect a single candidate for each political party for the presidential elections scheduled to take place on October 25, 2009. As a result, Mr. Pedro Bordaberry and Mr. Hugo de León of the Partido Colorado, Mr. José Mujica and Mr. Danilo Astori of the Frente Amplio, and Mr. Luis Alberto Lacalle and Mr. Jorge Larrañaga of the Partido Nacional, will run for President and Vice President, respectively, in the presidential elections. Unless a candidate obtains more than 50% of the votes in the first round, legislation calls for a run-off between the two leading candidates.

Congressional elections will be held at the same time for the entire Senate and House of Representatives.

THE ECONOMY

Privatizations

Under the “Uruguay Round 2009” program, on July 1, 2009 ANCAP received a bid from a consortium comprising Repsol YPF (40%), Petroleo Brasileiro (40%) and Galp Energía (20%) to explore blocks 3 and 4 located in the Punta del Este basin. ANCAP is currently evaluating the bid. ANCAP has reserved the right to perform exploratory work in other blocks.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth information regarding GDP for the periods indicated. The figures included in the table are based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Expenditure

(% change from previous year except as otherwise indicated, 2005 prices)

	2004	2005	2006(1)	2007(1)	2008(1)	January/June 2009(1)(2)
Government consumption	(2.7)%	1.3%	6.0%	5.0%	8.6%	5.5%
Private consumption	3.9	5.9	7.2	7.7	8.8	0.7
Gross fixed investment	18.9	18.9	14.2	6.8	18.1	(4.6)
Public sector (% of gross fixed investment)	6.2	4.0	5.4	11.2	28.1	14.7
Private sector (% of gross fixed investment)	23.6	23.5	16.4	5.8	15.7	(8.7)
Exports of goods and services	23.4	16.0	2.7	8.2	10.5	1.4
Imports of goods and services	25.9	9.8	14.8	6.7	19.9	(15.5)

(1)	Preliminary data.
(2)	January 1- June 30, 2009 compared to January 1- June 30, 2008.

Source: Banco Central.

Principal Sectors of the Economy

The following table sets forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The percentages and figures included

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in the table are based on 2005 prices to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Sector

(% change from previous year except as otherwise indicated, 2005 prices)

	2004	2005	2006(1)	2007(1)	2008(1)	January/ June 2009(1)(2)
Primary Activities	8.1%	3.6%	3.5%	(5.4)%	5.7%	(2.2)%
Manufacturing	7.6	11.6	7.9	7.0	17.3	(3.9)
Electricity, gas and water	(12.9)	5.7	(26.4)	55.3	(38.4)	(13.2)
Construction	6.7	15.1	10.1	5.5	9.0	7.1
Commerce, restaurants and hotels	9.2	7.6	6.0	12.7	10.5	1.0
Transportation, storage and communications	8.8	15.8	8.8	12.2	27.1	9.6
Other services(3)	1.6	1.3	3.1	3.7	5.1	3.3
Total GDP	5.0%	7.5%	4.6%	7.6%	8.9%	1.5%

(1)	Preliminary data.
(2)	January 1- June 30, 2009 compared to January 1- June 30, 2008.
(3)	Includes real estate, business, financial and insurance services, public sector services and other services.

Source: Banco Central.

Uruguay’s GDP (measured on a seasonally adjusted basis) decreased 2.3% in the first quarter of 2009 compared to the last quarter of 2008, mainly due to a slowdown in the level of activity in the transportation, storage and communications sector, the electricity, gas and water sector, and the manufacturing sector. However, in the second quarter of 2009, GDP (measured on a seasonally adjusted basis) increased by 0.5%, driven by an improvement in the level of activity in several sectors of the economy, excluding however primary activities and the electricity, gas and water sectors which continue to be affected by the adverse impact of the drought on the hydroelectric generation facilities.

Employment, Labor and Wages

Employment

Estimates of the National Statistics Institute indicate that the impact of the global financial crisis on the Uruguayan labor market to date has not been pronounced: after increasing to 8.3% in April 2009, the average nationwide unemployment rate was 6.9% in July 2009 compared to 7.6% in July 2008, while the average nationwide employment rate had increased to 58.2% in July 2009, compared to 57.2% in July 2008.

Wages

For the 12-month period ended July 31, 2009, average nominal wages increased 17.3%, while average real wages increased 9.5%. During this period, public sector wages increased 15.3% and 7.7% in nominal and real terms, respectively, while average private sector wages increased 18.5% and 10.7% in nominal and real terms, respectively.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the first six months of 2009 totaled US$2,566 million compared to US$2,964 million for the same period in 2008. Merchandise imports totaled US$3,141 million for the first six months of 2009 compared to US$4,645

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million for the same period in 2008. The reduction is primarily attributable to decreasing imports of oil.

Merchandise trade for the first six months of 2009 recorded a deficit of US$576 million compared to a deficit of US$1,681 million for the same period in 2008.

FOREIGN TRADE ON SERVICES

Gross tourism receipts totaled US$1,177 million for the 12-month period ended March 31, 2009 compared to US$905 million for the 12-month period ended March 31, 2008.

BALANCE OF PAYMENTS

In the 12-month period ended March 31, 2009, Uruguay’s balance of payments registered an overall surplus of US$2,128 million, compared to a surplus of US$1,316 million for the 12-month period ended March 31, 2008.

Current Account

Uruguay’s current account for the 12-month period ended March 31, 2009 recorded a deficit of US$992.6 million compared to a deficit of US$160.8 million for the 12-month period ended March 31, 2008.

Capital and Financial Account

Uruguay’s capital and financial account recorded a surplus of US$3,310 million for the 12-month period ended March 31, 2009, compared to a US$1,882 million surplus for the 12-month period ended March 31, 2008. The increase is attributable to the continued inflow of foreign direct investment, which totaled US$2,010 million for the 12-month period ended March 31, 2009, compared to US$1,456 million for the 12-month period ended March 31, 2008, and to net borrowings of long-term debt advanced by multilateral credit agencies during the period.

International Reserves

As of August 31, 2009 international reserve assets of Banco Central totaled US$7,702 million, including US$3,921 million in reserves and voluntary deposits of the Uruguayan banking system, of which US$1,551 million were claims of Banco de la República. International reserve assets of Banco Central as of December 31, 2008 stood at US$6,360 million.

MONETARY POLICY AND INFLATION

Monetary Policy

On June 22, 2009, Banco Central adjusted the short-term interbank lending rate from 9% to 8%. Banco Central’s next meeting to review this rate is scheduled for September 22, 2009.

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Liquidity and Credit Aggregates

The following table sets forth selected monetary indicators for the periods indicated.

Selected Monetary Indicators

(percentage change based on peso-denominated data)

	2004	2005	2006	2007	2008	12 months ended July 31, 2009(1)
M1 (% change)(2)	14.2%	34.0%	24.1%	32.0%	17.5%	10.0%
M2 (% change)(3)	13.5	27.2	22.1	31.0	17.3	5.4
Credit from the financial system (% change)	(3.4)	10.5	29.2	22.1	55.6	n.a.
Average annual peso deposit rate	6.1%	2.7%	2.2%	3.1%	4.9%	5.7%

(1)	Preliminary data.
(2)	Currency in circulation plus peso-denominated demand deposits.
(3)	M1 plus peso-denominated savings deposits.

Source: Banco Central.

Inflation

In spite of adjustments to certain government regulated prices during the second quarter of 2009, the rate of consumer price increases abated somewhat to 7.3% in the twelve month period ended August 31, 2009. Wholesale prices decreased 3.3% for the 12-month period ended August 31, 2009, compared to an increase of 21.8% for the same period ended August 31, 2008, reflecting decreases in international prices for commodities.

Foreign Exchange

The following table sets forth the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1)

(pesos per US$)

	High	Low	Average	Period-End
2004	29.810	26.010	28.645	26.380
2005	26.250	23.150	24.406	24.100
2006	24.400	23.700	24.010	24.400
2007	24.450	21.500	23.414	21.500
2008	24.550	19.100	20.950	24.360
For the 12 months ended August 31, 2009	24.520	19.250	23.165	22.532

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

THE BANKING SECTOR

During the first eight months of 2009, deposits of the non-financial sector with the financial system grew by 11.25%, or US$ 1,605 million, to US$ 15,886 million.

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However, credit extended to the private sector by the banking system decreased from US$ 7,054 million as of December 31, 2008 to US$ 6,735 million as of August 31, 2009.

The share of NPLs on total loans (based on payment delinquencies) of private banks and Banco de la República increased slightly to 1.1% as of March 31, 2009.

Regulatory capital of private banks as of March 31, 2009, represented 17.3% of risk-weighted assets (excluding Banco Hipotecario), compared to 15.4% as of December 31, 2008.

PUBLIC SECTOR FINANCES

In the 12-month period ended July 31, 2009, Uruguay’s overall primary surplus dropped to US$272 million (0.9% of GDP), compared to US$436 million (1.4% of GDP) for the same period ended July 31, 2008.

For the 12-month period ended July 31, 2009, Uruguay’s consolidated public sector recorded a deficit of US$607 million (2% of GDP), compared to a deficit of US$462 million (1.4% of GDP) for the 12-months ended July 31, 2008.

FISCAL POLICY

2005-2009 Budget

On July 27, 2009 the government revised certain of its macroeconomic assumptions and policy targets for 2009. Estimated real GDP growth was adjusted downward to 0.7%, while estimated deficit for the consolidated public sector results was adjusted upward to 2.6% of GDP (compared to the previously estimated 2% of GDP). These estimates, however, did not take into consideration a US$100 million distribution to the government by Banco de la República. On September 16, 2009, the government revised its estimates of GDP growth for 2009 upward to 1.2%. The continued drought, however, affects adversely primary activities as well as their contribution to fiscal revenues.

Pursuant to Uruguayan law, the government to be elected in October 2009 will rely on the 2004 – 2009 budget until the also newly elected Congress passes a new five year budget (for the period 2010 – 2014). The newly elected government has until August 2010 to submit the budget bill to Congress.

PUBLIC SECTOR DEBT

On July 8, 2009, Congress passed Law No. 18,519, which amended National Debt Law No. 17,947. Under the National Debt Law, as amended, the government may incur debt, provided that the net debt of the government on the last day of the prior fiscal year shall not exceed by an amount set forth in the National Debt Law for each fiscal year the outstanding net public debt as of the last day of the preceding fiscal year. The amounts set forth in the National Debt Law for any given year can be doubled if extraordinary and unforeseen circumstances occur. For 2009, and subsequent years until a new law is passed, the amount of debt over and above the next debt outstanding as of the last day of the prior fiscal year contemplated in the National Debt Law is US$350 million.

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Domestic Debt

Since July 2009, the government accessed the domestic capital market for a total of US$52.4 million, for the first time since September 2008.

External Debt

In June 2009, Uruguay drew US$285 million under the IADB US$285 million loan facility approved in April 2009 to support the modernization and consolidation of Uruguay’s tax administration and to strengthen the management of the central government administration and the efficiency of public expenditure.

Total Public Debt

The total gross public sector debt stood at US$17,238 million (55.3% of GDP) on March 31, 2009, while it totaled US$16,543 million (51.4% of GDP) on December 31, 2008. As of March 31, 2009, 71% of the total gross public debt was denominated in foreign currencies and 29% in Uruguayan pesos, compared to 70% and 30% respectively as of December 31, 2008.

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